As filed with the Securities and Exchange Commission on October 5, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 2 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F filed on March 3, 2011 (the “Original N-6F”) and amended March 23, 2012 that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Monroe Capital Corporation

Address of Principal Business Office:	311 South Wacker Drive, Suite 6400 Chicago, Illinois 60606

Telephone Number:	(312) 258-8300

Name and Address of Agent for Service of Process:	Theodore L. Koenig Monroe Capital Corporation 311 South Wacker Drive, Suite 6400 Chicago, Illinois 60606

This Amendment No. 2 to the Original N-6F is necessary because of delays in the completion of the undersigned’s registration statement that were unforeseen at the time the Original N-6F was filed.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Amendment No. 2 to its notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Evanston and the state of Illinois on the 5th day of October, 2012.

MONROE CAPITAL CORPORATION

/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer and Chairman of the Board

Attest:	/s/ Aaron D. Peck
Name: Aaron D. Peck
Title: Chief Financial Officer, Chief Investment Officer, Chief Compliance Officer and Director